EXHIBIT 99.1

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS	May 15, 2012

A Publication of The Provo Group, Inc.	FIRST QUARTER 2012

FIRST QUARTER OF 2012 DISTRIBUTION…

The Partnership is distributing $235,000 for the First Quarter of 2012, which is $5.08 per unit. This is $25,000 ($.54 per unit) higher than planned due primarily to billing timing differences in relation to budgeted professional services, offset by slightly higher other unexpected expenditures. We only distribute “actual” adjusted net cash flow.

The timing differences with respect to professional services, which contributed to a larger than anticipated First Quarter of 2012 distribution, will reverse in subsequent quarters resulting in estimated Second and Third Quarter of 2012 aggregate distributions of approximately $175,000 ($3.78 per Unit) and $210,000 ($4.54 per Unit), respectively. As previously reported, the Fourth Quarter of 2012 aggregate distribution, which is anticipated to be mailed in February of 2013, is estimated at $440,000 ($9.51per Unit), assuming that the Partnership receives timely payment of a Buyer’s Note balloon payment in November of 2012.

ADDITIONAL FINANCIAL INFORMATION CAN BE ACCESSED…

For further Quarterly 2012 unaudited financial information, see the Partnership’s interim financial reports filed on Form 10-Q. A copy of the First Quarter 2012 10-Q and other public reports can be viewed and printed free of charge at the Partnership’s website at www.divallproperties.com or at the SEC’s website at www.sec.gov. The Partnership’s 2012 First Quarter Report on Form 10-Q is anticipated to be filed with the SEC on or before May 15, 2012, at which time the report can also be accessed via the websites.

DISTRIBUTION HIGHLIGHTS

•	$235,000 ($5.08 per unit) distributed for the First Quarter of 2012, (see Adjusted Condensed Statements of Cash Flows attached).

•

Between $1,596.80 and $1,447.63 is the range of cumulative total distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both adjusted cash flow from operations and “net” cash activity from financing and investing activities).

FORWARD LOOKING STATEMENTS

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect the Partnership’s management’s view only as of May1, 2012, the date this newsletter was sent for printing and mail assembly The Partnership undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this newsletter include changes in general economic conditions, changes in real estate conditions and markets, inability of current tenants to meet financial obligations, inability to obtain new tenants upon the expiration of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

SEE INSIDE

Property Highlights	2
Questions & Answers	2
Contact Information	2

PAGE 2	DIVALL 2 QUARTERLY NEWS	1 Q 12

PROPERTY HELD FOR SALE

Vacant Phoenix, AZ property:

The carrying amount of the vacant Phoenix, AZ property was reduced by $390,117 during the fiscal year 2011, to its estimated fair value of $150,000.

A contract (“Contract”) to sell the vacant Phoenix, AZ property for $325,000 was executed in February of 2012. The terms of the Contract provide for closing within seven months of the Contract date; however, there are various contingencies to be met before closing takes place and Management has no certainty that the sale will finally close. Completion of the sale would result in estimated net cash proceeds of $295,000, after commissions and other selling expenses, which would be greater than the properties’ estimated fair value of $150,000 as of March 31, 2012.

QUESTIONS & ANSWERS

❖	When can I expect to receive my next distribution mailing?

Your distribution correspondence for the second quarter of 2012 is scheduled to be mailed on August 15, 2012.

❖	What was the estimated December 31, 2011 Net Unit Value (“NUV”)?

Management’s had estimated the December 31, 2011 Net Unit Value of each interest of the Partnership to approximate $305, as noted in the letter mailed to investors on February 15, 2012. Please note that the estimated year-end NUV should be adjusted (reduced) for any subsequent property sale(s) or applicable impairment write-downs during the following year. As with any valuation methodology, the General Partner’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NUV. Accordingly, with respect to the estimated NUV, the Partnership can give no assurance that:

•	an investor would be able to resell his or her units at this estimated NUV;

•	an investor would ultimately realize distributions per unit equal to the Partnership’s estimated NUV per unit upon the liquidation of all of the Partnership’s assets and settlement of its liabilities;

•	the Partnership’s units would trade at the estimated NUV per unit in a secondary market; or

•	the methodology used to estimate the Partnership’s NUV per unit would be acceptable to FINRA or under ERISA for compliance with their respective reporting requirements.

❖	How can I obtain hard copies of Quarterly and Annual Reports or other SEC filings?

Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.

❖	How do I have a question answered in the next Newsletter?

Please e-mail your specific question to Diane Conley at dconley@theprovogroup.com by Wednesday, August 1, 2012 or visit the Investor Relations page at www.divallproperties.com.

❖	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

❖	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address and/or number(s) listed below.

CONTACT INFORMATION

MAIL:	DiVall Investor Relations	PHONE: 1-800-547-7686
	c/o Phoenix American Financial Services, Inc.	FAX: 1-415-485-4553
2401 Kerner Blvd.
San Rafael, CA 94901

DIVALL INSURED INCOME PROPERTIES 2 L.P.

ADJUSTED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2012 and 2011

(Unaudited)

	2012	2011
Net Cash Flows Provided by Operating Activities—as reported	$562,605	$522,223
Adjustments:
Changes in working capital (a)	(31,038)	(10,122)
Cash flows advanced from past or current cash flows (reserved for future) (b)	(303,579)	(265,801)

Net Adjusted Cash Flows Provided by Operating Activities	$227,988	$246,300

Cash Flows provided by Investing Activities— as reported	$7,012	$8,700

Total Adjusted Cash Flows Provided by Operating Activities and
Cash Flows Provided by Investing Activities	$235,000	$255,000

	ACTUAL	ACTUAL
Quarterly Distribution	$235,000	$255,000
Mailing Date	5/15/12	5/13/11

(a)	Timing differences arising from the payment of certain liabilities in a period other than that in which the expense is recognized in determining net income may distort the actual cash flow that operations generate. Therefore, Management adjusts the Partnership's GAAP cash flow provided by operations to record such amounts in the period in which the liability was actually incurred and reserved for payment.
(b)	As deemed necessary, Management adjusts the Partnership's GAAP cash flow provided by operations for cash flows advanced from past cash flows or current cash flows reserved for future distributions to allow the Partnership to operate normally.

Non-GAAP Financial Disclosure

Adjusted cash flow provided by operating activities is a non-GAAP financial measure that represents cash flow provided by operating activities on a GAAP basis adjusted for certain timing differences and cash flow advances (deferrals) as described above. Management believes that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from the Partnership's period and is used in evaluating quarterly cash distributions to limited partners. Adjusted cash flow provided by operating activities should not be considered as an alternative for cash flow provided by operating activities computed on a GAAP basis as a measure of our liquidity.

We believe that adjusted cash flow provided by operating activities is a useful supplemental measure for assessing the cash flow generated from our core operations as it gives investors important information about our liquidity that is not provided within cash flow provided by operating activities as defined by GAAP, and we use this measure when evaluating distributions to Limited Partners.